FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated June 10, 2016

TRANSLATION
Autonomous City of Buenos Aires, June 10, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: YPF S.A. – Dividends Payment - Clarification.

Dear Sirs:

In connection with our communication dated June 9, relating to the YPF S.A. Dividends Payment, and in accordance with the Bolsa de Comercio de Buenos Aires' requirement, please be advised that the Board of Directors, in its meeting held on June 9, 2016, decided to pay a dividend in cash, in accordance with the powers granted to them at the General Ordinary and Extraordinary Shareholder's Meeting held on April 29, 2016.

In connection with the fourth agenda item at the Shareholder's Meeting, "Use of profits accumulated as of December 31, 2015. Constitution of reserves. Declaration of dividends.",  the following was approved with regard to the use of profits: "c) allocate Ps. 889 million to the reserve for the payment of dividends authorizing the Board of Directors to determine the time for their distribution during a period not to exceed the end of the present fiscal year."

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 10, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer